UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Announces Total Passenger Traffic for

December 2013 Up 7.8 % Year over Year

Mexico City, January 6, 2014 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancún Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico, today announced that total passenger traffic for December 2013 increased by 7.8 % when compared to December 2012.

This announcement reflects comparisons between December 1 through December 31, 2013 and 2012. Transit and general aviation passengers are excluded.

Domestic
Airport	December 2012	December 2013	% Change
Cancún	426,573	459,032	7.6
Cozumel	9,697	8,242	(15.0)
Huatulco	40,666	35,681	(12.3)
Mérida	102,511	113,804	11.0
Minatitlán	10,568	17,248	63.2
Oaxaca	37,430	43,916	17.3
Tapachula	14,815	15,843	6.9
Veracruz	72,372	86,858	20.0
Villahermosa	81,657	87,737	7.4
Total Domestic	796,289	868,361	9.1

International
Airport	December 2012	December 2013	% Change
Cancún	945,152	998,955	5.7
Cozumel	29,742	36,844	23.9
Huatulco	9,589	14,532	51.5
Mérida	9,492	11,764	23.9
Minatitlán	423	840	98.6
Oaxaca	3,709	4,422	19.2
Tapachula	499	947	89.8
Veracruz	9,922	8,490	(14.4)
Villahermosa	5,251	6,463	23.1
Total International	1,013,779	1,083,257	6.9

Total
Airport	December 2012	December 2013	% Change
Cancún	1,371,725	1,457,987	6.3
Cozumel	39,439	45,086	14.3
Huatulco	50,255	50,213	(0.1)
Mérida	112,003	125,568	12.1
Minatitlán	10,991	18,088	64.6
Oaxaca	41,139	48,338	17.5
Tapachula	15,314	16,790	9.6
Veracruz	82,294	95,348	15.9
Villahermosa	86,908	94,200	8.4
ASUR Total	1,810,068	1,951,618	7.8

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: January 6, 2014